

Performance of Infosys group for the Second Quarter ended September 30, 2007

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Infosys®

Safe Harbour

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to sustain our previous levels of profitability including on account of the appreciation of the rupee against the US dollar, our ability to manage growth, intense competition in information technology, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and Quarterly Report on Form 6-K for the quarter ended June 30, 2007 and our other recent filings. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Human Resources
- Capex and Infrastructure
- Outlook
- Summary



Financial Performance

Highlights

Infosys

- Quarterly revenues cross US$ 1 Billion mark
- Income was Rs. 4,106 crore for the second quarter ended September 30, 2007; YoY growth was 19.0%
- Net profit after tax was Rs. 1,100 crore for the quarter ended September 30, 2007; YoY growth was 18.4%
- Earnings per share increased to Rs. 19.26 from Rs. 16.75 for the corresponding quarter in the previous year; YoY growth was 15.0%
- 48 new clients were added during the quarter by Infosys and subsidiaries
- Gross addition of 8,543 employees (net 4,530) for the quarter by Infosys and subsidiaries
- 80,501 employees as on September 30, 2007 for Infosys and subsidiaries
- Interim dividend of Rs. 6 per share (120% on par value of Rs. 5 per share) compared to Rs. 5.00 (100% on par value of Rs. 5 per share) for the corresponding period in the previous year

Financial Performance

Infosys

Particulars	September 30,		Growth (%)	June 30, 2007	Growth % in Q2 FY 2008 over Q1 FY 2008
	2007	2006			
Income from software services, products and business process management	4,106	3,451	19.0	3,773	8.8
Software development and business process management expenses	2,231	1,833	21.7	2,169	2.9
GROSS PROFIT	1,875	1,618	15.9	1,604	16.9
Selling and marketing expenses	283	221	28.1	205	38.0
General and administration expenses	308	288	6.9	315	(2.2)
	591	509	16.1	520	13.7
OPERATING PROFIT before interest, depreciation and minority interest	1,284	1,109	15.8	1,084	18.5
Interest		-	-	-	-
Depreciation	144	122	18.0	144	-
OPERATING PROFIT before tax and minority interest	1,140	987	15.5	940	21.3
Other income, net	154	66	133.3	253	(39.1)
NET PROFIT BEFORE TAX and minority interest	1,294	1,053	22.9	1,193	8.5
Provision for taxation	194	123	57.7	114	70.2
NET PROFIT AFTER TAX and before minority interest	1,100	930	18.3	1,079	1.9
Minority interest		1	-	-	-
NET PROFIT AFTER TAX and minority interest	1,100	929	18.4	1,079	1.9
EARNINGS PER SHARE* (Equity shares of par value Rs. 5/- each)					
Before exceptional items					
Basic	19.26	16.75	15.0	18.89	2.0
Diluted	19.19	16.37	17.2	18.82	2.0
After exceptional items					
Basic	19.26	16.75	15.0	18.89	2.0
Diluted	19.19	16.37	17.2	18.82	2.0



Operational Performance

Infosys®

Region wise Revenue

Infosys

			%
	Q2 2008	Q1 2008	Q2 2007
North America	**62.6**	62.6	63.7
Europe	**27.4**	26.8	25.8
India	**1.0**	1.8	1.6
Rest of the world	**9.0**	8.8	8.9
Total	**100.0**	100.0	100.0

Utilization Rates



100.0%
0.0%
70.5%
70.3%
73.9%
77.8%

	Including training	Excluding training
Q1 2008	70.5%	73.9%
Q2 2008	70.3%	77.8%

Q1 2008 Q2 2008

Revenues by Project type

%

	Q2 2008	Q1 2008	Q2 2007
Fixed Price	**29.8**	27.5	26.2
Time & Materials	**70.2**	72.5	73.8
Total	**100.0**	100.0	100.0

Onsite-Offshore Revenue split

%

	Q2 2008	Q1 2008	Q2 2007
Onsite	**48.8**	49.7	50.3
Offshore	**51.2**	50.3	49.7
Total	**100.0**	100.0	100.0

Customer Concentration

Infosys

	Q2 2008	Q1 2008	Q2 2007
Client contribution to revenues(%)			
Top Client	7.9	8.6	6.6
Top 5 clients	19.5	21.4	21.0
Top 10 clients	29.9	32.3	32.9
No. of clients*			
1 Million dollar +	295	285	232
5 Million dollar +	122	113	97
10 Million dollar +	77	75	61
20 Million dollar +	44	40	29
30 Million dollar +	30	26	20
40 Million dollar +	22	18	16
50 Million dollar +	16	13	12
70 Million dollar +	9	9	6
90 Million dollar +	5	4	3
100 Million dollar +	3	3	2
200 Million dollar +	1	1	-
Clients accounting for >5% of revenue	1	1	1

** Last Twelve Months*



Client Acquisition & Expansion of Services

Infosys®

Client Acquisition & Expansion of Services

- During the quarter, 48 clients were added.
- Infosys opened its first Latin American subsidiary in Monterrey, Mexico. The subsidiary, Infosys Technologies S. De RL De CV, provides business consulting and information technology services as well as key offerings in business process outsourcing, infrastructure management and packaged solutions implementation.
- Infosys became the first company outside North America to join the Financial Institution Shared Assessments Program, the financial services industry's leading standards body that provides tools for evaluating the security practices of information technology (IT) services providers.
- In the energy sector, one of the largest drilling contractors in the Middle East has signed up Infosys to conduct a scoping exercise for SAP-based Business Intelligence implementation.

Client Acquisition & Expansion of Services

- A leading global bank is using an Infosys-built application to mine and assimilate distributed customer data, enabling it to tailor services for its customers.
- A Fortune 500 manufacturer of pressure-sensitive adhesive labels has signed up Infosys to build a global order management and sourcing application to align its IT and business objectives and create global best practices around vital business processes.
- In a multi-year engagement with a leading software vendor with worldwide operations, Infosys is maintaining and enhancing core corporate applications for finance, HR, legal and corporate services.
- A global pharmaceutical and medical products company has selected Infosys' product engineering services to enable it to rapidly innovate and bring high quality products to the market.
- In the UK, a leading retailer turned to Infosys to set up a governance process and streamline project management to improve delivery effectiveness.
- Infosys is executing multiple research and product development projects for a top telecom provider in Europe to help the client introduce products to the market faster.

Banking Products

- Finacle®, the universal banking solution from Infosys, announced five strategic new wins across the Middle East, APAC and the Americas, including a key new market entry into Hong Kong.
- Expansion of the Finacle® footprint to Fiji, Botswana and the Seychelles.

Process innovation

- During the quarter, Infosys applied for 8 patents in the US and India. With this, Infosys has filed an aggregate of 95 patent applications in both countries.



Human Resources

Infosys®

Human Resources

	Q2 2008	Q1 2008
Total employee strength	**80,501**	75,971
Software professionals	**75,313**	71,018
Gross addition	**8,543**	7,004
Net addition	**4,530**	3,730
Laterals	**1,754**	1,859



Capex and Infrastructure

Capex and Infrastructure

- Capital expenditure of Rs. 403 crore was incurred during the quarter
- As on September 30, 2007, the company had 1,31,00,964* sq. ft of space capable of accommodating 65,863 employees and 95,84,820 sq. ft under completion capable of accommodating 26,627 employees

* Excluding subsidiaries



Outlook

Indian GAAP – Consolidated

Quarter ending December 31, 2007*

- Income is expected to be in the range of Rs. 4,238 crore and Rs. 4,258 crore; YoY growth of 16.0% – 16.5%
- Earnings per share are expected to be Rs. 20.11; YoY growth of 14.0%

Fiscal year ending March 31, 2008*

- Income is expected to be in the range of Rs. 16,588 crore and Rs. 16,648 crore; YoY growth of 19.4% – 19.8%
- Earnings per share** are expected to be in the range of Rs. 79.49 – Rs. 79.88; YoY growth of 15.0% - 15.6%

** Conversion 1 $ = Rs. 39.50*

*** Including tax reversal of Rs. 51 crore and Rs. 124 crore in fiscal 2008 and 2007 respectively. Excluding the tax reversal the earnings per share are expected to be between Rs. 78.60 and Rs. 78.99; YoY growth of 17.5% to 18.1%*



Summary

Infosys

Summary

- Achieved yet another milestone by crossing one billion dollars in revenues this quarter
- Annual guidance revised upwards
- Our unique business model combined with our value proposition continues to help our clients grow profitably
- This quarter witnessed increase in pricing by 1.9%
- Operating margins improved despite the appreciating rupee
- Our continued focus on consulting and business solutions has augmented our capability to serve clients in a competitive marketplace
- Continued investment in creating strong training and recruitment engine



Thank You

www.infosys.com

Infosys®